SCHEDULE 13D


                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                             --------------------

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934

                                (AMENDMENT NO. 4)



                                UTILX CORPORATION
- --------------------------------------------------------------------------------
                                (Name of Issuer)




                                  COMMON STOCK
- --------------------------------------------------------------------------------
                         (Title OF Class of Securities)




                                  918031105
- --------------------------------------------------------------------------------
                                 (CUSIP Number)







                                VC HOLDINGS, INC.
                                 250 Park Avenue
                            New York, New York 10017
                                 (212) 867-3800
- --------------------------------------------------------------------------------
                (Name, Address and Telephone Number of person
              authorized to receive notices and communications)

                                 August 26, 1996
- --------------------------------------------------------------------------------
             (Date of event which requires filing of this statement




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|




Check the following box if a fee is being paid with the statement.|_|

                               SCHEDULE 13D

CUSIP NO. 918031105                                   Page 2 of 20 Pages




1.    NAME OF REPORTING PERSON S.S. OR IRS
      IDENTIFICATION NO. OF ABOVE PERSON
      TRILON DOMINION PARTNERS, L.L.C.    13-3838873
                                        ------------
      -------------------------------------------------------------------------

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (A)   |_|
                                                            (B)   |X|
      -------------------------------------------------------------------------

3.
      -------------------------------------------------------------------------

4.    SOURCE OF FUNDS*

      -------------------------------------------------------------------------

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
      IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  |_|

      -------------------------------------------------------------------------

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

      -------------------------------------------------------------------------

NUMBER OF         7.    SOLE VOTING POWER       - 0 -
SHARES                                     ------------------------------------
BENEFICIALLY      8.    SHARED VOTING POWER           311,565
OWNED BY                                     ----------------------------------
EACH              9.    SOLE DISPOSITIVE POWER  - 0 -
REPORTING                                      --------------------------------
PERSON WITH      10.    SHARES DISPOSITIVE POWER      311,565
                                                  -----------------------------

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      311,565
      -------------------------------------------------------------------------

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN
      ROW (11) EXCLUDES CERTAIN SHARES*                           |_|
      -------------------------------------------------------------------------

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      4.34%
      -------------------------------------------------------------------------

14.   TYPE OF REPORTING PERSON*
      OO
      -------------------------------------------------------------------------



*SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP NO. 918031105                                   Page 3 of 20 Pages




1.    NAME OF REPORTING PERSON S.S. OR IRS
      IDENTIFICATION NO. OF ABOVE PERSON
      VC HOLDINGS, INC. 13-3838864
                      ------------
      -------------------------------------------------------------------------


2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (A)   |_|
                                                            (B)   |X|

      -------------------------------------------------------------------------

3.    SEC USE ONLY
      -------------------------------------------------------------------------

4.    SOURCE OF FUNDS*

      -------------------------------------------------------------------------

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
      IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  |_|

      -------------------------------------------------------------------------

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

      -------------------------------------------------------------------------

NUMBER OF         7.    SOLE VOTING POWER - 0 -
SHARES                                    -------------------------------------
BENEFICIALLY      8.    SHARED VOTING POWER     311,565
OWNED BY                                    -----------------------------------
EACH              9.    SOLE DISPOSITIVE POWER  - 0 -
REPORTING                                      --------------------------------
PERSON WITH      10.    SHARES DISPOSITIVE POWER      311,565
                                                 ------------------------------

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            311,565
      -------------------------------------------------------------------------

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN
      ROW (11) EXCLUDES CERTAIN SHARES*                           |_|
      -------------------------------------------------------------------------

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      4.34%
      -------------------------------------------------------------------------

14.   TYPE OF REPORTING PERSON*
      HC
      -------------------------------------------------------------------------



- -----------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP NO. 918031105                                   Page 4 of 20 Pages



1.    NAME OF REPORTING PERSON S.S. OR IRS
      IDENTIFICATION NO. OF ABOVE PERSON
      RONALD W. CANTWELL

      -------------------------------------------------------------------------

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (A)   |_|
                                                            (B)   |X|

      -------------------------------------------------------------------------

3.    SEC USE ONLY

      -------------------------------------------------------------------------

4.    SOURCE OF FUNDS*

      -------------------------------------------------------------------------

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
      IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  |_|

      -------------------------------------------------------------------------

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      United States Citizen
      -------------------------------------------------------------------------


NUMBER OF         7.    SOLE VOTING POWER - 0 -
SHARES                                   --------------------------------------
BENEFICIALLY      8.    SHARED VOTING POWER     311,565
OWNED BY                                     ----------------------------------
EACH              9.    SOLE DISPOSITIVE POWER  - 0 -
REPORTING                                      --------------------------------
PERSON WITH      10.    SHARES DISPOSITIVE POWER      311,565
                                                  -----------------------------

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      311,565
      -------------------------------------------------------------------------

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN
      ROW (11) EXCLUDES CERTAIN SHARES*                           |_|
      -------------------------------------------------------------------------

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      4.34%
      -------------------------------------------------------------------------

14.   TYPE OF REPORTING PERSON*
      IN
      -------------------------------------------------------------------------



- -----------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP NO. 918031105                                   Page 5 of 20 Pages



1.    NAME OF REPORTING PERSON S.S. OR IRS
      IDENTIFICATION NO. OF ABOVE PERSON
      DOMINION CAPITAL, INC.  54-1348068
                            ------------

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (A)   |_|
                                                            (B)   |X|
      -------------------------------------------------------------------------

3.    SEC USE ONLY

      -------------------------------------------------------------------------

4.    SOURCE OF FUNDS*

      -------------------------------------------------------------------------

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
      IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  |_|

      -------------------------------------------------------------------------

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      Virginia
      -------------------------------------------------------------------------

NUMBER OF         7.    SOLE VOTING POWER - 0 -
SHARES                                   --------------------------------------
BENEFICIALLY      8.    SHARED VOTING POWER     - 0 -
OWNED BY                                     ----------------------------------
EACH              9.    SOLE DISPOSITIVE POWER  - 0 -
REPORTING                                      --------------------------------
PERSON WITH      10.    SHARES DISPOSITIVE POWER      - 0 -
                                          -------------------------------------

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      - 0 -
      -------------------------------------------------------------------------

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN
      ROW (11) EXCLUDES CERTAIN SHARES*                           |X|
      See Item 5

      -------------------------------------------------------------------------

13.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      0%

      -------------------------------------------------------------------------

14.   TYPE OF REPORTING PERSON*
      CO

      -------------------------------------------------------------------------



- -----------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP NO. 918031105                                   Page 6 of 20 Pages



1.    NAME OF REPORTING PERSON S.S. OR ISR
      IDENTIFICATION NO. OF ABOVE PERSON
      DOMINION RESOURCES, INC.
      54-1229715
      -------------------------------------------------------------------------

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (A)   |_|
                                                            (B)   |X|

      -------------------------------------------------------------------------

3.    SEC USE ONLY

      -------------------------------------------------------------------------

4.    SOURCE OF FUNDS*

      -------------------------------------------------------------------------

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
      IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  |_|

      -------------------------------------------------------------------------

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      Virginia

      -------------------------------------------------------------------------

NUMBER OF         7.    SOLE VOTING POWER - 0 -
SHARES                                    -------------------------------------

BENEFICIALLY      8.    SHARED VOTING POWER     - 0 -
OWNED BY                                    -----------------------------------
EACH              9.    SOLE DISPOSITIVE POWER  - 0 -
REPORTING                                      --------------------------------
PERSON WITH      10.    SHARES DISPOSITIVE POWER      - 0 -
                                           ------------------------------------

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      - 0 -
      -------------------------------------------------------------------------

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN
      ROW (11) EXCLUDES CERTAIN SHARES*                           |X|
      See Item 5

      -------------------------------------------------------------------------

13.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      0%
      -------------------------------------------------------------------------

14.   TYPE OF REPORTING PERSON*
      HC
      -------------------------------------------------------------------------




- -----------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                      Page 7 of 20 Pages




                         AMENDMENT NO. 4 TO SCHEDULE 13D


      Pursuant to Rule 13d-2(c) under the Securities Exchange Act of 1934, as amended (the "Act"), this is the first electronic amendment to a paper format
Schedule 13D originally filed by Dominion Resources, Inc., a Virginia corporation ("Resources"), and Dominion Capital, Inc., a Virginia corporation ("Capital"), dated June 7, 1993 (the "Original Statement"), as amended and supplemented by Amendment No. 1, dated November 8, 1993 ("Amendment No. 1"), Amendment No. 2, dated March 2, 1995 ("Amendment No. 2") and Amendment No. 3, dated July 31, 1995 ("Amendment No. 3") and accordingly amends and restates the text of the Original Statement, Amendment No. 1, Amendment No. 2 and Amendment No. 3. However, pursuant to Rule 13d-2(c) this amended and restated Schedule 13D does not set forth the previously filed paper exhibits. This statement (the "Statement") is being filed by Trilon Dominion Partners, L.L.C., a Delaware limited liability company, formerly known as Venture Capital Equities, L.L.C. (the "LLC") pursuant to Rule 13d-2(a) under the Act as a result of the sale by the LLC of part of its position in the Common Stock (as defined below) of the Issuer (as defined below) as more fully described below.


ITEM 1.     SECURITY AND ISSUER


       The LLC hereby amends, supplements and restates the statement on
Schedule 13D relating to the Common Stock (the "Common Stock") of UTILX Corporation, a Delaware corporation (the "Issuer"), as originally filed by Resources and Capital.

      Unless otherwise indicated. each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Statement.

ITEM 2.     IDENTITY AND BACKGROUND

      This Statement is being filed by the LLC, VC Holdings, Inc., a Delaware corporation ("VC Holdings"), Ronald W. Cantwell ("Mr.
Cantwell"), Capital and Resources.

                                                      Page 8 of 20 Pages


      The LLC is a Delaware limited liability company. Its principal business address and the address of its principal office is 250 Park Avenue, New York New York 10017. The LLC was formed for the purpose of acquiring a diversified portfolio of venture capital investments. The sole Manager of the LLC is VC Holdings, which wholly owns 100% of the voting Class A membership in the LLC. The only other member of the LLC is Capital, which holds a non-voting Class B membership interest in the LLC.

      VC Holdings is a Delaware corporation, its principal business address and the address of its principal office is 250 Park Avenue, New York, New York 10017. VC Holdings is the sole Manager and the holder of 100% of the voting interests of the LLC and was formed for the purpose of acting in such capacity. Mr. Cantwell is the sole shareholder of VC Holdings.

      Mr. Cantwell is a citizen of the United States. His principal business address and the address of his principal office is 250 Park Avenue, New York, New York 10017. Mr. Cantwell is the President of VC Holdings.

      Capital is a Virginia corporation. Its principal business address and the address of its principal office is 901 East Byrd Street, Richmond, Virginia 23219. Capital was formed in 1985 to provide investment management services and specialized finance advice to Resources and its other non-regulated subsidiaries. Capital owns a non-voting Class B membership interest in the LLC. Capital is a wholly-owned subsidiary of Resources.

      Resources is a Virginia corporation. Its principal business address and the address of its principal office is 901 East Byrd Street, Richmond, Virginia 23219. Resources is a holding company. Its subsidiaries are principally involved in the electric power business and are also active in the real estate and investment management businesses.

      The directors and executive officers of VC Holdings, Capital and Resources are set forth on Schedules I, II, and III, respectively attached hereto. Schedules I, II and III set forth the following, information with respect to each such person.

        (i)  name;

       (ii)  business address (or residence address where indicated);

      (iii) present principal occupation or employment and the name, principal business and address of any corporation

                                                      Page 9 of 20 Pages



or other organization in which such employment is conducted; and

       (iv)  citizenship.

      During the last five years, none of the LLC, VC Holdings, Mr. Cantwell, Capital, Resources or any person named in Schedules I, II or III attached hereto has been (a) convicted in a criminal proceeding (excluding traffic violation or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      In numerous open market transactions from 1988 through June 7, 1993, Capital acquired 793,134 shares of Common Stock from time to time for an aggregate cash consideration of $3,466,198.40. Working capital of Capital was used to purchase such Common Stock. In the same period, Capital sold 125,000 shares of Common Stock for an aggregate consideration of $1,209,996.90.

      On October 31, 1993, through conversions of 100,571 shares of Series B Convertible Preferred Stock and 11,353 shares of Series C Convertible Preferred Stock into Common Stock, Capital acquired an additional 373,831 shares of Common Stock. Capital acquired the Series B Convertible Preferred Stock on March 25, 1988, for an aggregate cash consideration of $1,137,374.29, and Capital acquired the Series C Convertible Preferred Stock on May 18, 1988, for an aggregate cash consideration of $496,064.00. Working capital of Capital was used to purchase both series of Preferred Stock. In numerous open market transactions from July 21, 1993 through January 31, 1995, Capital sold 576,350 shares of Common Stock for an aggregate cash consideration of $3,458,189.75.

      On June 30, 1995, Capital contributed all of its shares of Common Stock (as part of a specified investment portfolio) to the LLC in exchange for a non-voting Class B Membership interest in the LLC. See

Items 5 and 6 below.

      In several open market transactions from July 31, 1996 through August 29, 1996 the LLC sold 115,000 shares of Common Stock for an aggregate cash consideration of $425,400.00.

                                                      Page 10 of 20 Pages


ITEM 4.  PURPOSE OF TRANSACTION.


      The shares referred to in Item 5 below were acquired by the LLC for investment purposes. At any time the LLC may determine to dispose of some or all of its holdings of Common Stock of the Issuer. Any decision by the LLC to dispose of some or all of its holdings of Common Stock of the Issuer will depend, however, on numerous factors, including, without limitation, the price of shares of Common Stock of the Issuer, the terms and conditions relating to their sale, the prospects and profitability of the Issuer, other business and investment alternatives of the LLC and general economic and market conditions.

      The LLC has no present intention to influence or direct the Issuer's affairs, modify its corporate structure or interfere with the business decisions of its management.

      Except as set forth above, none of the Reporting Persons nor, to the best knowledge of such persons, any executive officer or director or any of the Reporting Persons has any plans or proposals which relate to or would result in:
(a) the acquisition by any person of additional securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or in dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above. The Reporting Persons may formulate plans or proposals with respect to one or more of the foregoing in the future.

                                                      Page 11 of 20 Pages


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

      (a) Currently, the LLC is the registered and direct beneficial owner of 311,565 shares of Common Stock of the Issuer, representing as of June 30, 1996 approximately 4.34% of the outstanding shares of Common Stock of the Issuer.

      At the time of the Original Statement, Capital directly owned 668,134 shares of Common Stock, constituting approximately 9.97% of the outstanding shares of Common Stock of the Issuer. At the time of Amendment No. 1, Capital directly owned 465,615 shares of Common Stock, constituting approximately 6.95% of the outstanding shares of Common Stock of the Issuer. At the time of Amendment No. 2, Capital directly owned 426,565 shares of Common Stock, constituting approximately 5.897% of the outstanding shares of Common Stock of the Issuer. At the time of Amendment No. 3, Capital directly owned and transferred to the LLC 426,565 shares of Common Stock, constituting approximately 5.937% of the outstanding shares of Common Stock of the Issuer.

      (b) The LLC has voting and dispositive power with respect to the 311,565 shares of Common Stock by virtue of its direct ownership of such shares.

      VC Holdings may be considered to be an indirect beneficial owner of such shares of Common Stock and to have shared voting and dispositive power with respect to such shares by virtue of its ownership of 100% of the voting interest of the LLC and its status as sole Manager of the LLC.

      Mr. Cantwell may be considered to be an indirect beneficial owner of such shares of Common Stock and to have shared voting and dispositive power with respect to such shares by virtue of his ownership of all of the voting stock of VC Holdings.

      Capital may be considered to be an indirect beneficial owner of such shares of Common Stock and to have shared voting and dispositive power with respect to such shares by virtue of its ownership interest in the LLC, which ownership interest entitles Capital to veto (except in certain limited circumstances) any sale of such shares of Common Stock by the LLC for a purchase price below the agreed fair market value of such shares at the time of their contribution to the LLC. Capital disclaims, however, any indirect beneficial ownership interest in the shares of Common Stock owned directly by the LLC.

      Resources may be considered to be an indirect beneficial owner of such shares of Common Stock and to have

                                                      Page 12 of 20 Pages



shared voting and dispositive power with respect to such shares by virtue of its ownership of all of the voting stock of Capital. Resources disclaims, however, any indirect beneficial ownership interest in the shares of Common Stock owned directly by the LLC.

      Except as described herein, none of VC Holdinqs, Mr. Cantwell, Capital, Resources or any other person referred to in Schedules I, II or III attached hereto may be considered direct beneficial owners of shares of Common Stock. None of the LLC, VC Holdings, Mr. Cantwell, Capital, Resources or any other person referred to in Schedu1es I, II or III has acquired or disposed of any shares of Common Stock during the past sixty days.

      (c) On July 31, 1996, in open market transactions, the LLC sold 5,000 shares of Common Stock at a price of $3.50 per share, for an aggregate cash consideration of $17,500. On August 16, 1996, in open market transactions, the LLC sold 25,000 shares of Common Stock at a price of $3.50 per share, for an aggregate cash consideration of $87,500. On August 19, 1996, in open market transactions, the LLC sold 20,000 shares of Common Stock at a price of $3.50 per share, for an aggregate cash consideration of $70,000. On August 26, 1996, in open market transactions, the LLC sold 25,000 shares of Common Stock at a price of $3.88 per share for an aggregate cash consideration of $97,000. On August 29, 1996, in open market transactions, the LLC sold 40,000 shares of Common Stock at a price of $3.835 per share for an aggregate cash consideration of $153,400.


      (d)   Not applicable

      (e)   August 26, 1996

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      VC Holdings is the owner of a voting Class A membership interest in the LLC, representing 100% of the voting interests of the LLC. VC Holdings is also the sole Manager of the LLC. Capital is the only other member of the LLC and is the owner of a non-voting Class B membership interest. Pursuant to the Operating Agreement for the LLC, formerly known as Venture Capital Equities, L.L.C., dated as of June 30, 1995, between VC Holdings and Capital (the "Operating Agreement"), a copy of which was filed as Exhibit A to Amendment No. 3, VC Holdings has the full, exclusive and complete power and authority to make all

                                                      Page 13 of 20 Pages



decisions regarding the management and sale of the LLC's investment portfolio (including the shares of Common Stock of the Issuer), except that the consent of Capital is required (except in certain limited circumstances) for the sale of any investment (including the shares of Common Stock) by the LLC for a purchase price below the agreed fair market value of such investment at the time of its contribution to the LLC.

      Pursuant to the Operating Agreement, net cash flow from the LLC (after provision for the LLC's operating expenses, including the payment of an annual management fee to VC Holdings) shall be distributed in the following order of priority: first, to Capital and VC Holdings in proportion to their respective unrecovered capital contributions; second, to Capital until it has received a preferred return on its unrecovered capital contributions equal to 3% in year one, 5% in year two and 8% thereafter; and the balance, 50% to Capital and 50% to VC Holdings.

      The foregoing summary of certain provisions of the Operating Agreement is not intended to be complete and is qualified in its entirety by the complete text of such document which is incorporated herein by reference.

      Except as set forth herein, none of the Reporting Persons and (to the best of the Reporting Persons' knowledge) none of the persons named in Schedules I, II or III hereto has any contracts, arrangements, understandings or relationships (lega1 or otherwise) with any person with respect to, any securities of the Issuer, including but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A -             Operating Agreement for the LLC, formerly known as
                        Venture Capital Equities, L.L.C., dated as of June 30,
                        1995 filed as an Exhibit to Amendment No. 3.

                                                      Page 14 of 20 Pages



                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 10, 1996                  TRILON DOMINION PARTNERS, L.L.C.

                                    By: VC HOLDINGS, Inc.,
                                           its Manager



                                    By: /s/ Ronald W. Cantwell
                                        ------------------------------------
                                       Name: Ronald W. Cantwell
                                       Title: President



                                    VC HOLDINGS, INC.


                                    By: /s/ Ronald W. Cantwell
                                        ------------------------------------
                                        Name: Ronald W. Cantwell
                                        Title: President



                                    /s/ Ronald W. Cantwell
                                    ----------------------------------------
                                    Ronald W. Cantwell



                                    DOMINION CAPITAL, INC.



                                    By:  /s/ Daniel A. Hillsman, Jr.
                                        ------------------------------------
                                       Name: Daniel A. Hillsman, Jr.
                                       Title: Vice President




                                    DOMINION RESOURCES, INC.


                                    By: /s/ Linwood R. Robertson
                                        ------------------------------------
                                       Name: Linwood R. Robertson
                                       Title: Senior Vice President

                                                      Page 15 of 20 Pages



                                   SCHEDULE I

      The name and present principal occupation of each of the executive officers and directors of VC Holdings are set forth below. Unless otherwise noted, each of these persons are United States citizens and have as their business address at 250 Park Avenue, New York, New York 10017.

                                                Principal
                        Position with           Occupation
      Name               VC Holdings            and Address
      ----               ----------             -----------

Ronald W. Cantwell      President and           Same
                        Director

Jack R. Sauer           Vice President,         Same
                        Chief Financial
                        Officer, Assistant
                        Secretary, Director

William J. Hopke        Executive Vice          Same
                        President and
                        Director                10800 Midlothian Tpke.,
                                                Suite 129
                                                Richmond, Virginia 23235


William P. Gendron      Secretary and           Same
                        Treasurer

                                                      Page 16 of 20 Pages



                                   SCHEDULE II

                       Executive Officers and Directors of
                             Dominion Capital, Inc.


                                                Principal Occupation
      Name              Title                       or Employment
      ----              -----                   --------------------

Thos. E. Capps          Director, Chairman      See Schedule III

David L. Heavenridge    President, Chief        See Schedule III
                        Executive Officer
                        and Director

Henry C. Riely          Corporate Secretary     Corporate Secretary
                                                of Capital; an Assistant
                                                Corporate
                                                Secretary of
                                                Resources and other
                                                direct and indirect
                                                subsidiaries of
                                                Resources

John W. Harris          Director                President and
                                                Managing Partner
                                                The Harris Group,
                                                Rotunda Suite 175
                                                4201 Congress Street
                                                Charlotte, NC  28209

David A. Wollard        Director                President
                                                Bank One Colorado
                                                Corporation
                                                1125 17th Street
                                                Suite 200
                                                P.O. Box 17669
                                                Denver, CO 80217-0669

Paul J. Bonavia         Director                See Schedule III

John B. Bernhardt       Director                See Schedule III

Thomas N. Chewning      Director                See Schedule III

Frank S. Royal          Director                See Schedule III

William T. Roos         Director                See Schedule III

                                                      Page 17 of 20 Pages


Daniel A.               Vice President             Vice President of
Hillsman, Jr.                                      Capital

Charles E. Coudriet     Senior Vice President-     Vice President of
                                                   Capital

Donald T.               Vice President             Vice President of
Herick, Jr.                                        Capital

Dennis W. Hedgepeth     Treasurer                  Treasurer of Capital

Hayden D. McMillian     Senior Vice President      Senior Vice President of
                                                   Capital

James L. Trueheart      Senior Vice President      See Schedule III
                        and Chief Financial
                        Officer

Mark P. Mikuta          Controller                 Controller of Capital

      The business address of each of the foregoing individuals except Messrs. Harris, Wollard, Bernardt, Royal, Roos and Simmons is 901 East Byrd Street, Richmond, Virginia 23219. The respective business addresses of Messrs. Bernhardt, Royal, Roos and Simmons are set forth under "Principal Occupation or Employment" on Schedule III.

                                                      Page 18 of 20 Pages




                                  SCHEDULE III

                       EXECUTIVE OFFICERS AND DIRECTORS OF
                            DOMINION RESOURCES, INC.


                                               PRINCIPAL OCCUPATION
      NAME                TITLE                   OR EMPLOYMENT
      ----                -----                --------------------

John B. Bernhardt         Director             Managing Direcrtor,
                                               Bernhardt/Gibson Financial
                                               Opportunities,
                                               11817 Canon Boulevard,
                                               Suite 502, Newport News,
                                               Virginia 23606, a
                                               financial services firm

Thos. E. Capps            Chairman and         Chairman of the Board of
                          Chief Executive      Directors President, Chief
                          of Resources         Executive Officer and
                          and Director         Director of Resources

Linwood R. Robertson      Senior Vice          Senior Vice President -
                          President -          Finance, Treasurer and
                          Finance,             Corporate Secretary
                          Treasurer
                          and Corporate
                          Secretary

James L. Trueheart        Vice President       Vice President and
                          and Controller       Controller of Resources

David L. Heavenridge      Senior Vice          Senior Vice President of
                          President            Resources and an officer
                                               and/or Director of various
                                               subsidiaries of Resources

Thomas F. Farrell, II     Vice President       Vice President and General
                          and General          Counsel of Resources
                          Counsel

Donald T. Herrick, Jr.    Vice President       Vice President of
                                               Resources and an officer
                                               and/or Director of various
                                               subsidiaries of Resources

Paul J. Bonavia           Senior Vice          Senior Vice President - Corporate
                          President -          of Resources
                          Corporate

Thomas N. Chewning        Senior Vice          Senior Vice President
                          President            of Resources

John B. Adams, Jr.        Director             President and Chief
                                               Executive Officer The




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                                                           Page 19 of 20 Pages

                                               Bowman CompaniesOne Bowman Drive,
                                               Fredericksburgh, VA 22408


                                               PRINCIPAL OCCUPATION
      NAME                TITLE                   OR EMPLOYMENT
      ----                -----                --------------------


Benjamin J. Lambert,      Director             Optometrist
III                       --------             904 North First Street
                                               Richmond, VA 23219

Richard L.                Director             Former President and
Leatherwood                                    Chief Executive Officer

                                               CSX Equipment
                                               Corporation
                                               3805 Greenway
                                               Baltimore, MD 21218

Harvey L. Lindsay,        Director             Chairman and Chief
Jr.                                            Executive Officer
                                               Harvey Lindsay Commercial
                                               Real Estate
                                               Dominiom Tower, Suite 1400
                                               999 Waterside Drive
                                               Norfolk, VA 23510

Kenneth A. Randall        Director             Corporate Director of
                                               various public companies
                                               6 Whittaker's Mill
                                               Williamsburg, VA 23185

William T. Roos           Director             Retired President
                                               Penn Luggage, Inc.
                                               2820 Build America Drive
                                               Hampton, VA 23666

Frank S. Royal            Director             Physician
                                               East End Medical Building
                                               1122 North 25th Street,
                                               Suite A
                                               Richmond, VA 23223


Judith B. Sack            Director             Senior Advisor
                                               Morgan Stanley & Co., Inc.
                                               1251 Avenue of the Americas
                                               New York, New York 10020

                                                           Page 20 of 20 Pages



                                               PRINCIPAL OCCUPATION
      NAME                TITLE                   OR EMPLOYMENT
      ----                -----                --------------------

S. Dallas Simmons         Director             President


                                               Virginia Union University
                                               1500 North Lombardy Street
                                               Richmond, VA 23220


Robert H. Spilman         Director             Chief Executive Officer
                                               Chairman of the Board
                                               Bassett Furniture
                                               Industries, Inc.
                                               245 Main Street
                                               P.O. Box 626
                                               Bassett, VA 24055



      The business address of Messrs. Capps, Baucom, Robertson, Munsey, Heavenridge, Herrick, Bonavia, Chewning, Trueheart, Martin and Farrell is 901 East Byrd Street, Richmond, Virginia 23219. The respective business addresses of the remaining executive officers and directors of Resources are set forth under "Principal Occupation or Employment" above.